Proxy

Annual General Meeting of Shareholders of Fortuna Silver Mines Inc. (the “Company”) to be held at the Les Etoiles Room, Le Soleil Hotel, 567 Hornby Street, Vancouver, BC

on Thursday, June 19, 2014 at 10:00 a.m. (Pacific Time)

The undersigned shareholder (“Registered Shareholder”) of the Company hereby appoints Jorge Ganoza Durant, a Director of the Company, or failing this person, Simon Ridgway, a Director of the Company, or failing this person, Sally Whittall, the Corporate Secretary of the Company, or, in the place of the foregoing, ______________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE:

Please Print Name:

Date:

Number of Shares Represented by Proxy:

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED. SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against
1. To determine the number of directors at seven
	For	Withhold
2. Elect Jorge Ganoza Durant as a director.
3. Elect Simon Ridgway as a director.
4. Elect Michael Iverson as a director.
5. Elect Mario Szotlender as a director.
6. Elect Robert Gilmore as a director.
7. Elect Thomas Kelly as a director.
8. Elect David Farrell as a director.
9. Appoint Deloitte LLP as Auditors of the Company and authorize the Directors to fix their remuneration.
	For	Against
10. Ratify the adoption of the Company’s Advance Notice Policy.
11. Transact such other business as may properly come before the Meeting.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.

This Proxy is solicited by the Management of the Company.

2.

This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Olympia Trust Company.

4.

A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers at the Meeting before the Meeting begins.

5.

A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do one of the following:

(a) appoint one of the management proxyholders named on this Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder).  Where no choice is specified by a Registered Shareholder with respect to a resolution set out herein, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;  OR

(b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified with respect to the matters to be voted on at the Meeting, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes by proxy.

To be represented at the Meeting, this Instrument of Proxy must be received by Olympia Trust Company no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof, or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting.

VOTING METHODS

INTERNET VOTING 24 Hours a Day, 7 days a week:  If a WEB VOTING ID NUMBER appears on the face of this Instrument of Proxy in the address box (see example below), you can complete internet voting at https://secure.olympiatrust.com/proxy/

Example:	123456 9999 1000 123F45K JOHN DOE 123 MAIN STREET CALGARY AB T1A 1A1	o 123F45K would be your WEB VOTING ID NUMBER

RETURN YOUR PROXY BY MAIL, FACSIMILE OR E-MAIL TO Olympia Trust Company:

Olympia Trust Company, Proxy Department, 1003 – 750 West Pender Street, Vancouver, British Columbia V6C 2T8

Facsimile: (604) 484-8638         E-mail:  proxy@olympiatrust.com

Do not mail the printed Instrument of Proxy if you have voted via the Internet.